UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 62546/July 22, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-13942

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In the Matter of   :
                                                                                       :
APHTON CORP.,   :   ORDER MAKING FINDINGS AND
APOLLO INTERNATIONAL OF   :   REVOKING REGISTRATIONS OF
  DELAWARE, INC.,   :   SECURITIES BY DEFAULT
APPLEWOODS, INC.,   :
AQUAGENIX, INC.,   :
ASCONI CORP.,   :
AVALON BORDEN COMPANIES, INC.,   :
AVIATION HOLDINGS GROUP, INC., and   :
AZUR HOLDINGS, INC.   :

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        The Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) on June 17, 2010, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act), which alleges that Respondents have securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and have not filed required periodic reports. Each Respondent was served with the OIP by June 21, 2010.

        All Respondents are in default because they have not filed an Answer, they did not participate in the telephonic prehearing conference on July 19, 2010, and they have not otherwise defended the proceeding. See 17 C.F.R. §§ 201.155, .220(f), .221(f). Based on these facts, I find the allegations in the OIP to be true. See 17 C.F.R. § 201.155(a).

Findings of Act and Conclusions of Law

        Aphton Corp. (Aphton), Central Index Key (CIK) No. 840319, is a forfeited Delaware corporation located in Philadelphia, Pennsylvania, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Aphton is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 2005, which reported a net loss of over $65.4 million for the prior twelve months. On May 23, 2006, Aphton filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Delaware, and the case was still pending as of June 8, 2010. As of June 8, 2010, Aphton's stock, symbol "APHTQ," was quoted on the Pink Sheets operated by Pink OTC Markets Inc. (Pink Sheets), had ten market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Apollo International of Delaware, Inc. (Apollo International), CIK No. 1012750, is a void Delaware corporation located in Apollo Beach, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Apollo International is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 1998, which reported a net loss of over $2.85 million for the prior nine months.[1] As of June 8, 2010, Apollo International's stock, symbol "AIOD," was quoted on the Pink Sheets, had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Applewoods, Inc. (Applewoods), CIK No. 1002522, is a void Delaware corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Applewoods is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 1998, which reported a net loss of $728,905 for the prior nine months. As of June 8, 2010, Applewoods's stock, symbol "APWD," was quoted on the Pink Sheets, had two market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Aquagenix, Inc. (Aquagenix), CIK No. 923604, is a void Delaware corporation located in Fort Lauderdale, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Aquagenix is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended December 31, 1998, which reported a net loss of over $13 million for the prior twelve months. On November 9, 1999, Aquagenix announced the sale of substantially all of its assets. On July 9, 1999, Aquagenix filed a Chapter 7 petition in the U.S. Bankruptcy Court for the Southern District of Florida, which was terminated on January 13, 2005. As of June 8, 2010, the Aquagenix's stock, symbol "AQUX," was quoted on the Pink Sheets, had three market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Asconi Corp. (Asconi), CIK No. 847917, is a revoked Nevada corporation located in Oviedo, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Asconi is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2005. As of June 8, 2010, Asconi's stock, symbol "ASCD," was quoted on the Pink Sheets, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Avalon Borden Companies, Inc. (Avalon Borden), CIK No. 1121258, is a void Delaware corporation located in Muscle Shoals, Alabama, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Avalon Borden is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended November 30, 2000, which reported a net loss of $570,704 for the

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[1] The OIP puts the net loss at $1.92 million, but that was for the first nine months of 1997. I take official notice of the net loss for 1998. 17 C.F.R. § 201.323.

prior twelve months. As of June 8, 2010, Avalon Borden's stock, symbol "AVBD," was quoted on the Pink Sheets, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Aviation Holdings Group, Inc. (Aviation), CIK No. 1051254, is a delinquent Delaware corporation located in Miami, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Aviation is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2000, which reported a net loss of over $1.67 million for the prior nine months. As of June 8, 2010, Aviation's stock, symbol "AHGIQ," was quoted on the Pink Sheets, had two market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Azur Holdings, Inc. (Azur), CIK No. 785544, is a void Delaware corporation located in Fort Lauderdale, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Azur is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended October 31, 2006, which reported a net loss of over $5.86 million for the prior six months. As of June 8, 2010, Azur's stock, symbol "AZHI," was quoted on the Pink Sheets, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Section 13(a) of the Exchange Act and the rules promulgated thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Exchange Act Rules 13a-1 and 13a-13, respectively, require issuers to file annual reports and domestic issuers to file quarterly reports. As a result of the foregoing, Respondents failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.

Sanctions

Section 12(j) of the Exchange Act authorizes the Commission, where it is necessary or appropriate for the protection of investors, to revoke the registration of a security where the issuer of a security has failed to comply with a provision of the Exchange Act or the rules thereunder. I conclude on these facts that revocation of the registration of each class of the registered securities of Aphton, Apollo International, Applewoods, Aquagenix, Asconi, Avalon Borden, Aviation, and Azur is both necessary and appropriate for the protection of investors.

Order

I ORDER that the registration of each class of registered securities of Aphton Corp., Apollo International of Delaware, Inc., Applewoods, Inc., Aquagenix, Inc., Asconi Corp., Avalon Borden Companies, Inc., Aviation Holdings Group, Inc., and Azur Holdings, Inc., is hereby REVOKED.

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                                          Brenda P. Murray
                                          Chief Administrative Law Judge